UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 2, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 2, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - January 2018

Mumbai, February 2, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for January 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2017	JAN 2018	JAN 2017	JAN 2018	JAN 2017	JAN 2018
Micro	NANO	515	83	391	62	58	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	12417	13314	10209	13353	40	69
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	25	0
UV1	SUMO, NEXON	593	5848	558	5421	148	204
UV2	SAFARI, SUMO GRANDE, MOVUS	510	682	251	346	0	10
UV3	ARIA, HEXA	1613	1681	1498	873	0	0
V1	VENTURE	0	0	9	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1346	683	1805	1817	16	29
N1- A1	ACE, ACE EX, ACE Zip	8939	13685	6802	13101	828	1056
N1- A2	Super ACE, TATA207, XENON, Winger DV	4290	6156	3446	4847	707	781
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	102	73	126	132	2	0
M2- A2	Winger 14 seats, SFC407, CityRide	225	796	135	182	97	42
N2- A1	SFC407, LPT407	942	1251	1419	1959	60	184
N2- A2	SFC709, LPT709	990	1375	258	465	162	156
N2- A3	LPT9109	713	783	549	899	287	302
N2- A4	LPT1109	464	710	707	1218	109	377
M3- A2	LP709, SFC410, LP410	907	920	672	871	121	233
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	554	379	430	512	234	135
M3- C2	LPO1512, LPO1612, Starbus, Divo	991	472	783	579	347	219
N3- A1	LPT1613, LPK1616, SK1613	3651	2317	2046	1228	1140	1016
N3- B1(a)	LPT2518, LPK2518	3088	2601	3275	2570	447	266
N3- B1(b)	LPT3118	4415	6284	4021	6126	0	15
N3- B2(b)	LPS3518. LPS3015, LPS3516	300	300	569	304	18	39
N3-B2(d)	LPS4018, LPS4023	1092	996	1423	979	65	46
N3- B2(e)	LPS4928	465	1598	46	1597	10	4

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.